Exhibit 6.4

MANAGEMENT FEE AGREEMENT

MANAGEMENT FEE AGREEMENT, dated as of May 6th, 2021 (this “Agreement”), by and among RoyaltyTraders LLC, a Delaware company (“RT” or the “Company”) and Alexander Guiva (“Guiva”), a co-founder and seed investor of RT.

RECITALS

WHEREAS, Guiva provided the seed investment to the Company without charging a placement fee and provided valuable help in the process of launching the Company and determining its business model and operational strategy;

WHEREAS, Guiva has expertise in the areas of finance, strategy, investment, acquisitions and other matters relating to the Company;

WHEREAS, the Company desires to compensate Guiva for being the seed investor of RT and avail itself of Guiva’s expertise and consequently have requested that Guiva make such expertise available from time to time in rendering certain management consulting and advisory services related to the business and affairs of the Company and the review and analysis of certain financial and other transactions; and

WHEREAS, each of Guiva and the Company agrees that it is in its best interest to enter into this Agreement whereby, for the consideration specified herein, Guiva shall provide the services identified herein as a consultant to the Company.

NOW, THEREFORE, in consideration of the foregoing, and the mutual agreements and covenants set forth herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Retention of Guiva.

The Companies retain Guiva, and Guiva accepts such retention, upon the terms and conditions set forth in this Agreement.

Section 2. Term.

This Agreement shall commence on, and shall be effective from, the date hereof and shall continue through and until the earliest of (i) a Change of Control and (ii) an Initial Public Offering.

Section 3. Management Consulting Services.

(a) Guiva shall advise the Companies concerning such management matters that relate to proposed financial transactions, acquisitions, large capital expenditure projects, corporate strategy, hiring senior executives, growth initiatives and other senior management matters related to the business, administration and policies of the Company.

(b) The Company shall promptly provide any materials or information that Guiva may reasonably request in connection with the provision of services by Guiva (any such materials or information so furnished, the “Information”).

Section 4. Compensation.

(a) As consideration for Guiva’s agreement to render the services set forth in Section 3(a) of this Agreement and as compensation for any such services rendered by Guiva, the Company agree to pay to Guiva a nonrefundable quarterly fee equal to two percent (2%) of quarterly EBITDA calculated consistently with historical practices (the “Fee”). The Fee will commence after the EBITDA of the Company reaches $500,000 for consecutive twelve months and will be payable no later than 45 days after the end of each quarter.

(b) Upon presentation by Guiva to the Company of such documentation as may be reasonably requested by the Company, the Company shall reimburse Guiva for all his out-of-pocket business expenses related to the activities of the Companies.

Section 5. Notices.

All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed sufficient if personally delivered, sent by nationally-recognized overnight courier, by email, or by registered or certified mail, return receipt requested and postage prepaid, addressed as follows:

if to Guiva, to:

Alexander Guiva

3420 University Blvd

Dallas TX 75205

if to the Company, to:

RoyaltyTraders LLC

1053 East Whitaker Mill Rd, Suite 115,

Raleigh, NC 27604

Attention: Sean Peace

or to such other address as the party to whom notice is to be given may have furnished to each other party in writing in accordance herewith. Any such notice or communication shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next business day after the date when sent, (c) in the case of email transmission, when received, and (d) in the case of mailing, on the third business day following that on which the piece of mail containing such communication is posted.

Section 6. Governing Law.

This Agreement shall be governed by, and construed, enforced and interpreted in accordance with, the laws of the State of Delaware, without giving effect to any law that would cause the laws of any jurisdiction other than the State of Delaware to be applied.

Section 7. Entire Agreement; Amendments.

This Agreement contains the entire understanding of the parties hereto with respect to its subject matter and supersedes any and all prior agreements, and neither it nor any part of it may in any way be altered, amended, extended, waived, discharged or terminated except by a written agreement signed by each of the parties hereto.

Section 8. Counterparts.

This Agreement may be executed in counterparts, including via facsimile transmission or PDF copies sent by e-mail, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute one and the same document.

Section 9. Waivers.

Any party to this Agreement may, by written notice to the other party, waive any provision of this Agreement. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

Section 10. Severability.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

ROYALTYTRADERS LLC

By:	/s/ Sean Peace
Name: Sean Peace
Title: Manager

By:	/s/ Alexander Guiva
Name: Alexander Guiva